Exhibit 99.2

MAG SILVER CORP.

Dated: August 8, 2025

VANCOUVER OFFICE
Suite 801
815 West Hastings Street
Vancouver, BC V6C 1B4

604 630 1399 phone
866 630 1399 toll free

TSX: MAG
NYSE American: MAG
info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	4
3.	HIGHLIGHTS – JUNE 30, 2025 & SUBSEQUENT TO QUARTER END	5
4.	RESULTS OF JUANICIPIO	10
5.	DEER TRAIL PROJECT	17
6.	LARDER PROJECT	20
7.	OUTLOOK	21
8.	SUMMARY OF QUARTERLY INFORMATION	23
9.	REVIEW OF FINANCIAL RESULTS	24
10.	FINANCIAL POSITION	26
11.	CASH FLOWS	28
12.	NON-IFRS MEASURES	29
13.	LIQUIDITY AND CAPITAL RESOURCES	35
14.	CONTRACTUAL OBLIGATIONS	37
15.	SHARE CAPITAL INFORMATION	38
16.	OTHER ITEMS	38
17.	TREND INFORMATION	39
18.	RISKS AND UNCERTAINTIES	41
19.	OFF-BALANCE SHEET ARRANGEMENTS	41
20.	RELATED PARTY TRANSACTIONS	42
21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	43
22.	CHANGES IN ACCOUNTING STANDARDS	43
23.	CONTROLS AND PROCEDURES	43
24.	ADDITIONAL INFORMATION	44
25.	CAUTIONARY STATEMENTS	45

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and six months ended June 30, 2025 (“Q2 2025”). It is prepared as of August 8, 2025 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2025 (“Q2 2025 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Except for per share, per option, and per share unit amounts, all dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to thousands of Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company (“Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results, Mineral Reserve and Mineral Resource estimates, and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo., Geotechnical Director; both are “Qualified Persons” for the purposes of NI 43-101.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined herein) in Utah and the 100% owned Larder Project (as defined herein), located in the historically prolific Abitibi region of Canada.

On May 11, 2025, the Company and Pan American Silver Corp. ("Pan American") entered into a definitive agreement, as amended (the "Arrangement Agreement"), whereby Pan American agrees to acquire all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) $0.0001 in cash and 0.755 of a common share of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500,000 in cash and the remaining consideration paid in Pan American shares. On July 10, 2025, MAG's shareholders approved the Transaction at its special shareholders meeting. The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws, and approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE. The Company has incurred costs of $3,563 and $3,596 in connection with the Transaction in the three and six month periods ended June 30, 2025, which have been included in general exploration and business development expenses in the condensed interim consolidated statements of income and comprehensive income of the Q2 2025 Financial Statements.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – JUNE 30, 2025 & SUBSEQUENT TO QUARTER END (ON A 100% BASIS UNLESS OTHERWISE NOTED)

Q2 2025

✓	MAG reported record net income of $33,444 ($0.32 per share) and adjusted EBITDA[1] of $56,442, driven by income from Juanicipio (equity accounted) of $42,091 and MAG’s attributable interest in Juanicipio adjusted EBITDA of $63,221.

✓	During April 2025, Juanicipio returned a total of $61,500 to MAG: $59,400 as a second dividend payment, and $2,100 in interest and loan principal repayments. All loans to Juanicipio have now been fully repaid.

✓	MAG’s second dividend payment of $0.20 per share (fixed component of $0.02 per share and additional cash flow linked component of $0.18 per share representing approximately 30% of cash received from Juanicipio in April 2025) was made on May 28, 2025, to shareholders on record as of May 19, 2025. A total of $39,316 in dividend payments was returned to shareholders during the quarter.

✓	On August 8, 2025 MAG declared its third dividend, of $0.144 per share (fixed component of $0.02 per share and additional cash flow linked component of $0.124 per share representing approximately 30% of the $40,872 free cash flow generated by Juanicipio attributable to MAG during Q2 2025) payable on September 1, 2025 to shareholders on record as of August 18, 2025.

✓	A total of 342,515 tonnes of ore at a silver head grade of 417 grams per tonne (“g/t”) (equivalent silver head grade[2] of 661 g/t) was processed at Juanicipio.

✓	Silver recovery of 94.6% at Juanicipio, up from 92.4% in Q2 2024, reflecting the benefit from ongoing optimizations in the processing plant.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 4.3 and 6.6 million ounces, respectively.

✓	Juanicipio generated strong operating cash flow and free cash flow[1] of $110,639 and $92,891, respectively.

✓	Juanicipio continued to maintain its strong cost performance with record low cash cost[1] of negative $3.90 per silver ounce sold ($8.38 per equivalent silver ounce sold3) and record low all-in sustaining cost[1] of $0.65 per silver ounce sold ($11.46 per equivalent silver ounce sold3).

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2025 Financial Statements.

2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc.

3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead, $1.21/lb zinc and $33.91/oz silver, $3,197.65/oz gold, $0.88/lb lead, $1.23/lb zinc, respectively (three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively).

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Six Months Ended June 30, 2025

✓	MAG reported net income of $62,188 ($0.60 per share) and adjusted EBITDA[1] of $112,192, driven by income from Juanicipio (equity accounted) of $75,955 and MAG’s attributable interest in Juanicipio adjusted EBITDA of $122,689.

✓	During the six months ended June 30, 2025 Juanicipio returned a total of $61,500 to MAG: $59,400 as a second dividend payment, and $2,100 in interest and loan principal repayments. All loans to Juanicipio have now been fully repaid.

✓	A total of 679,532 tonnes of ore at a silver head grade of 423 grams per tonne (“g/t”) (equivalent silver head grade[2] of 660 g/t) was processed at Juanicipio delivering the top end of throughput and head grade guidance for the first half of 2025.

✓	Silver recovery of 95.3% at Juanicipio, up from 90.8% during the six months ended June 30, 2024, reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 as well as the benefit from ongoing optimizations in the processing plant.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 8.8 and 13.1 million ounces, respectively surpassing the top end of silver production guidance for the first half of 2025 driven mainly by higher silver recovery performance.

✓	Juanicipio generated strong operating cash flow and free cash flow[1] of $197,038 and $170,329, respectively.

✓	Juanicipio continued to maintain its strong cost performance with cash cost[1] of negative $2.38 per silver ounce sold ($8.43 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $1.36 per silver ounce sold ($11.06 per equivalent silver ounce sold3) significantly outperforming cost guidance driven by lower treatment costs, lower sustaining capital expenditures coupled with higher production output and higher by-product revenue for the first half of 2025.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

CORPORATE

✓	On February 3, 2025, MAG announced the appointment of John Armstrong to the Company’s board of directors (the “Board”) effective January 31, 2025 as part of MAG’s ongoing and planned Board refreshment. John was previously CEO of Versamet Royalties. Prior to Versamet, John spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. John holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

✓	On June 19, 2025, MAG released its fourth annual sustainability report, highlighting the Company’s ongoing commitment to transparency and accountability. The 2024 report provides a detailed overview of MAG’s environmental, social, and governance (“ESG”) priorities, practices and performance throughout the year. The 2024 Sustainability Report and ESG Data Table are available on the MAG Silver website at the following link: https://magsilver.com/esg/[4].

✓	On June 18, 2025, at MAG’s Annual General and Special Meeting (“AGSM”), the shareholders approved by majority to elect all eight directors that stood for election. The changes made during the AGSM included the retirement of Peter Barnes, the outgoing Chairman of the Board and welcomed the new Chairman of the Board, John Armstrong.

EXPLORATION

✓	Juanicipio:

•	During Q2 2025, 9,494 metres (six months ended June 30, 2025: 16,486 metres) were drilled from underground at Juanicipio with all underground drilling assay results pending. The 2025 underground drilling program at Juanicipio continues to focus on:
▪	infill drilling areas of the resource expected to be mined in the near to mid-term, including Valdecañas, Anticipada, Ramal 1, Ramal 2, and Venadas veins;
▪	continuation of a southwardly directed program drilling off the conveyor ramp, designed to test for a deep skarn target; and
▪	testing for near-mine veins.
•	Regional surface drilling at Juanicipio started in late February 2025. During Q2 2025, surface drilling at Juanicipio totalled 6,174 metres (six months ended June 30, 2025: 7,603 metres). Surface drilling to date has been further testing the Cañada Honda structure as well as the newly identified Magdalena structure. Surface drilling at Mesa Grande is expected to start in Q3 2025.

4 Information contained in or otherwise accessible through the Company’s website, including the 2024 sustainability report and 2024 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

✓	Deer Trail Project, Utah[5]:
•	During Q2 2025, MAG initiated a comprehensive geophysical program across the 112 km² project area, comprising an Ambient Noise Tomography (“ANT”) survey as well as airborne radiometric and magnetic surveys. These surveys are designed to enhance subsurface geological mapping and improve the identification of structural features associated with potential mineralization. Interpretation of the newly acquired data is currently underway and will be integral to refining drill targets for the next phase of exploration. In parallel, three higher-resolution ANT infill surveys are being conducted over the Deer Trail Corridor, Alunite Ridge, and Bullion Canyon, which are expected to further improve targeting precision.
•	A 9km 2D seismic line has been completed in Gold Gulch within the southern patented ground; this data will be combined with the sub-parallel Cottonwood Canyon seismic line completed in November 2024 to validate, refine and rank drill targets.
•	New geochronological age dates of rocks continue to confirm that the Deer Trail Property belongs to the Bingham style family of rocks with strong mineralization potential.

✓	Larder Project, Ontario[6]:
•	During Q2 2025, MAG commenced its field program and Phase 1 drilling program at the Italian Zone (formerly the Instant Pond Zone at the Goldstake Property) that utilized the data collected from the Q1 2025 geological synthesis. Drilling highlights include:
▪	testing of newly identified regional structures and collection of new structural data from historic gold zones;
▪	5,243 metres drilled in nine drillholes;
▪	rock types encountered include syenite, pillowed-massive basalt, quartz feldspar porphyry, gabbro and albite dykes;
▪	major structures have been validated which include regional NE-SW (Bear Lake Fault extension from main Cadillac Larder Break) NW-SE (along western side of the syenite) and E-W extensional veins which carry the higher grades recorded thus far; and
▪	significant intersections include (See Table 1): 21.0 g/t gold over 0.5 metre (LP-25-001 at 105.9-106.4 metres), 12.4 g/t gold over 0.5 metre (LP-25-004 at 288.5-289 metres) and 16.4 g/t gold over 0.7 metre (LP-25-005 at 36.1-36.8 metres).

5 Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

6 Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Table 1. Drillhole results from Phase 1 at the Italian Zone – some assays outstanding

Hole ID	Target	From (m)	To (m)	Length (m)	Au (g/t)	Lithology	Comments
LP-25-001	Bear Lake Fault	105.9	108.0	2.1	5.0	Syenite	Adjacent to Mafic Volcanic contact in Fracture with CPY
Including		105.9	106.4	0.5	21.0
and		269.0	271.0	2.0	3.1	Mafic Volcanic	Epidote altered fracture with pyrite mineralization
Including		270.0	271.0	1.0	6.2
and		522.5	524.3	1.8	4.1	Gabbro	Gabbro with fracturing with up to 5% pyrite
Including		523.1	523.7	0.6	11.8
LP-25-004	Italian Zone	94.0	97.0	3.0	1.5		Gabbro with blebby pyrite and trace Chalcopyrite
Including		94.0	94.5	0.5	4.3
and		159.5	161.0	1.5	2.9		Small quartz-vein with speck of VG
Including		159.5	160.0	0.5	8.6
and		170.6	172.1	1.5	4.1		Gabbro with quartz-carb stringer with chalcopyrite
Including		171.1	171.6	0.5	12.1
and		174.1	176.0	1.9	1.1		Medium to fine grain gabbro with small fractures
Including		174.1	175.0	0.9	1.9
and		288.0	289.5	1.5	4.1		Gabbro with quartz-carb vein.
Including		288.5	289.0	0.5	12.4
LP-25-005		35.6	37.3	1.7	7.2	Mafic Volcanic	Brecciated Mafic Volcanics with chalcopyrite in quartz-carb stringers
Including		36.1	36.8	0.7	16.4
and		51.8	57.0	5.2	1.0		Mafic Volcanics with quartz-carb stringers and chalcopyrite
Including		55.0	55.5	0.5	7.3
and		67.8	71.0	3.2	1.5		Mafic Volcanic with chalcopyrite in selvages

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the mine operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three and six months ended June 30, 2025, and 2024, unless otherwise noted.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Key mine performance data of Juanicipio (100% basis)	2025	2024	2025	2024

Metres developed (m)	3,596	3,520	7,250	7,589

Material mined (t)	355,785	349,460	703,252	674,541
Material processed (t)	342,515	336,592	679,532	662,275

Silver head grade (g/t)	417	498	423	488
Gold head grade (g/t)	1.21	1.20	1.23	1.26
Lead head grade (%)	1.71%	1.56%	1.66%	1.45%
Zinc head grade (%)	3.34%	2.99%	3.12%	2.75%

Equivalent silver head grade (g/t) (1)	661	746	660	730

Silver ounces sold (koz)	3,829	4,272	7,811	8,267
Gold ounces sold (koz)	9.26	7.20	17.98	16.10
Lead pounds sold (klb)	10,415	9,224	19,940	16,971
Zinc pounds sold (klb)	18,286	15,237	30,426	27,084

Equivalent silver ounces sold (koz) (2)	5,648	5,817	11,127	11,421

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2025: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc (2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead, $1.21/lb zinc and $33.91/oz silver, $3,197.65/oz gold, $0.88/lb lead, $1.23/lb zinc, respectively (three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively).

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Health and Safety

The following table provides a summary of the safety performance of Juanicipio for the three and six months ended June 30, 2025, and 2024.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Key safety performance data of Juanicipio (100% basis)	2025	2024	2025	2024

Lost Time Injury Frequency Rate (LTIFR)	4.8	8.5	3.9	6.3
Total Reportable Injury Frequency Rate (TRIFR)*	7.8	16.2	6.8	10.9
* Includes lost time injury and medical treatment or first aid cases reported per 1,000,000 hours worked

On June 30, 2025 there were 1,697 employees and contractors working at Juanicipio (522 employees and 1,175 contractors), for a total of 1,031,400 and 2,054,800 hours worked during the three and six months ended June 30, 2025.

Safety incident: MAG reported a fatal incident at Juanicipio in July 2025. Together with Fresnillo, MAG continues to offer its full support to those affected, including counselling services and other resources, and remains in close contact with the family of the deceased to provide ongoing assistance. The safety and well-being of its people is MAG’s highest priority. In response to this tragedy, a full investigation was immediately launched to understand the circumstances surrounding the incident, and all relevant authorities were promptly notified. This unfortunate safety incident is not expected to affect 2025 guidance and production outlook.

a)	Underground Development

Underground development completed during the three and six months ended June 30, 2025 totalled 3.6 km and 7.3 km, respectively. The increase of 2% in metres advanced over Q2 2024 reflects the strong performance of the new contractor, Cementation, whereas the 4% decrease over the six months ended June 30, 2024 is mainly attributable to a planned overall reduction in the development advance as per annual budget targets as the mine matures and development requirements decrease. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the Mineral Reserves and Mineral Resources over the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein system and establishing new mining stopes;
•	integrating additional ventilation and other associated underground infrastructure; and
•	expanding operational support with items including pumpstations, electrical infrastructure, loading bays, and underground offices and workshops.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

b)	Mining

During the three and six months ended June 30, 2025, a total of 355,785 and 703,252 tonnes of ore were mined, respectively. This represents an increase of 2% over Q2 2024 and 4% over the six months ending June 30, 2025. Increases in mined tonnages at Juanicipio have been driven by access to the full strike length of the deposit and the operational ramp-up of the mine towards steady state mining and milling targets. The majority of production is currently coming from longhole stopes throughout all three zones of the mine, which is the preferred mining method.

c)	Processing

During the three and six months ended June 30, 2025, a total of 342,515 and 679,532 tonnes of ore were processed through the Juanicipio plant, respectively. The 2% increase over Q2 2024 and 3% over the six months ended June 30, 2024 is mainly due to an increase in availability of the Juanicipio processing plant, currently operating at or above nameplate per operating day, during 2025.

The silver head grade and equivalent silver head grade for the ore processed in the three and six months ended June 30, 2025 were 417 g/t and 661 g/t, and 423 g/t and 660 g/t, respectively (three and six months ended June 30, 2024: 498 g/t and 746 g/t, and 488 g/t and 730 g/t, respectively). The higher silver and lower base metal head grades in 2024 were the result of processing ore from higher levels of the mine, characterized by elevated silver grade, compared to deeper areas in 2025. Silver metallurgical recovery during the three and six months ended June 30, 2025 was 94.6% and 95.3%, respectively (three and six months ended June 30, 2024: 92.4% and 90.8%, respectively) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

d)	Total cash costs and all-in sustaining costs

The following table provides a summary of the total cash costs and all-in sustaining costs of Juanicipio for the three and six months ended June 30, 2025, and 2024.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Key mine performance data of Juanicipio (100% basis)	2025	2024	2025	2024

Total cash costs (1)	(14,938)	4,911	(18,579)	14,884
Cash cost per silver ounce sold ($/oz) (1)	(3.90)	1.15	(2.38)	1.80
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.38	8.86	8.43	8.78

All-in sustaining costs (1)	2,470	19,161	10,591	43,554
All-in sustaining cost per silver ounce sold ($/oz) (1)	0.65	4.49	1.36	5.27
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	11.46	11.31	11.06	11.29

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2025 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead, $1.21/lb zinc and $33.91/oz silver, $3,197.65/oz gold, $0.88/lb lead, $1.23/lb zinc, respectively (three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively).

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 for the three and six months ending June 30, 2025 were negative $3.90/oz and $8.38/oz, and negative $2.38/oz and $8.43/oz, respectively (three and six months ended June 30, 2024: $1.15/oz and $8.86/oz, and $1.80/oz and $8.78/oz, respectively). The decrease in cash cost per silver ounce sold1 during the three and six months ended June 30, 2025 is predominantly attributable to higher by-product revenues, as a result of 81% and 60% higher gold revenues, respectively (29% and 12% higher gold volumes, and 41% and 43% higher realized gold price, respectively) offset by lower silver ounces sold. Additionally, cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 for the three and six months ended June 30, 2025 were impacted by 9% and 9% lower production cost, and 18% and 15% lower treatment and refining costs driven by recent benchmark treatment price adjustments, respectively.

The all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 for the three and six months ended June 30, 2025 were $0.65/oz and $1.36/oz, and $11.46/oz and $11.06/oz, respectively (three and six months ended June 30, 2024: $4.49/oz and $11.31/oz, and $5.27/oz and $11.29/oz, respectively). The decrease in all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 was primarily due to the decrease in cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 described above. Additionally, all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 during the three and six months ended June 30, 2025 were impacted by $1,031 and $2,216 lower general and administrative expenses (impacted by timing of operator services charges), and $4,160 and $2,666 higher sustaining capital expenditures (driven by higher exploration spend and higher tailings Cell 2 construction spend), respectively.

e)	Exploration Update

The Juanicipio exploration program expenditures for the three and six months ended June 30, 2025 totalled $3,543 and $4,385, respectively (three and six months ended June 30, 2024: $2,235 and $3,603, respectively), and included 9,494 metres of underground drilling (six months ending June 30, 2025: 16,486 metres) and 6,174 metres of surface drilling (six months ended June 30, 2025: 7,603 metres). Underground drilling was primarily focused on infill drilling areas of the resource expected to be mined in the near to mid-term including Valdecañas, Anticipada, Ramal 1, Ramal 2 and Venadas veins. Surface drilling was focused on further testing the Cañada Honda structure with two drill rigs drilling directional holes and one rig drilling the new Magdalena target. No significant assay results have been received.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three and six months ended June 30, 2025, and 2024.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Sales	186,465	167,079	361,700	290,768
Cost of sales:
Production cost	(36,450)	(39,866)	(70,112)	(76,653)
Depreciation and amortization	(21,393)	(22,455)	(41,976)	(44,494)
Gross profit	128,622	104,757	249,612	169,621
Consulting and administrative expenses	(3,252)	(4,283)	(6,255)	(8,472)
Extraordinary mining and other duties	(3,447)	(2,773)	(6,862)	(4,165)
Interest expense	(25)	(3,241)	(103)	(7,219)
Exchange gains (losses) and other	(4,479)	696	(3,748)	(602)
Net income before tax	117,419	95,156	232,643	149,163
Income tax expense	(21,782)	(41,299)	(60,122)	(55,548)
Net income (100% basis)	95,637	53,857	172,521	93,615
MAG’s 44% portion of net income	42,080	23,697	75,909	41,191
Interest on Juanicipio loans - MAG's 44%	11	1,426	46	3,176
MAG’s 44% equity income	42,091	25,123	75,955	44,367

Three months ended June 30, 2025

Sales increased by $19,386 during the three months ended June 30, 2025, due to 13% higher realized metal prices and $1,553 lower treatment and refining charges driven mainly by updated favorable benchmark treatment pricing terms.

Production costs decreased by $3,416 mainly due to lower mining costs ($2,776), driven by lower labour and energy costs, and higher stockpile inventory build-up ($679).

Depreciation decreased by $1,062 impacted by an increase in updated reserve base (yearly assessment) for the purpose of units of production depreciation calculation.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 76% to 80%, mainly due to positive commodity price movements, lower treatment and refining costs and reduced operating costs.

Other expenses increased by $1,601 mainly as a result of negative foreign exchange differences ($5,175) and higher selling costs and other duties ($674), which were impacted by higher metal prices, offset by lower consulting and administrative expenses ($1,031) and lower interest expense ($3,216) as Juanicipio reduced its outstanding shareholder loans balance by $175,884 during the period of June to December 2024.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Taxes decreased by $19,517 mainly due to non-cash deferred tax charges on fixed assets driven by a strengthening in the Mexican peso versus the US dollar, offset by higher taxable profits generated during Q2 2025.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended June 30, 2025 (342,515 tonnes processed)				Three Months Ended
Metals Sold	Quantity	Average Price	Amount	June 30, 2024 Amount
		$	$	$
Silver	3,828,639 ounces	34.23 per oz	131,045	128,876
Gold	9,259 ounces	3,354 per oz	31,060	17,124
Lead	4,724 tonnes	0.88 per lb.	9,118	9,151
Zinc	8,294 tonnes	1.21 per lb.	22,094	20,332
Treatment, refining, and other processing charges			(6,852)	(8,405)
Sales			186,465	167,079
Production cost			(36,450)	(39,866)
Depreciation and amortization			(21,393)	(22,455)
Gross Profit			128,622	104,757

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Six months ended June 30, 2025

Sales increased by $70,932 during the six months ended June 30, 2025, due to 24% higher realized metal prices and $2,677 lower treatment and refining charges driven mainly by updated favorable benchmark treatment pricing terms.

Production costs decreased by $6,541 mainly due to lower mining costs ($3,357), driven by lower labour, contractors and energy costs, and higher stockpile inventory build-up ($1,478), offset by higher general and administrative costs ($826).

Depreciation decreased by $2,518 impacted by an increase in updated reserve base (yearly assessment) for the purpose of units of production depreciation calculation.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 74% to 81%, mainly due to positive commodity price movements, lower treatment and refining costs and reduced operating costs.

Other expenses decreased by $3,490 mainly as a result of lower consulting and administrative expenses ($2,216) and lower interest expense ($7,116) as Juanicipio reduced its outstanding shareholder loans balance by $209,920 during the period of March to December 2024, offset by negative foreign exchange differences ($3,146) and higher selling costs and other duties ($2,697) which were impacted by higher metal prices and the commencement of commercial pyrite concentrate production during Q2 2024.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Taxes increased by $4,574 mainly due to higher taxable profits generated during the first half of 2025, offset by non-cash deferred tax charges on fixed assets driven by a strengthening in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Six Months Ended June 30, 2025 (679,532 tonnes processed)				Six Months Ended
Metals Sold	Quantity	Average Price	Amount	June 30, 2024 Amount
		$	$	$
Silver	7,811,2435 ounces	33.91 per oz	264,866	223,686
Gold	17,978 ounces	3,198 per oz	57,487	35,931
Lead	9,045 tonnes	0.88 per lb.	17,642	16,251
Zinc	13,801 tonnes	1.23 per lb.	37,297	33,169
Treatment, refining, and other processing charges			(15,592)	(18,269)
Sales			361,700	290,768
Production cost			(70,112)	(76,653)
Depreciation and amortization			(41,976)	(44,494)
Gross Profit			249,612	169,621

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio for the three and six months ended June 30, 2025, and 2024:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Cash provided by (used in):
Operating activities	110,639	92,766	197,038	135,286
Investing activities	(17,618)	(3,780)	(26,454)	(18,272)
Financing activities	(139,904)	(68,121)	(140,028)	(108,012)
Impact of foreign exchange on cash and cash equivalents	27	(434)	(32)	(493)
(Decrease) Increase in cash and cash equivalents during the period	(46,856)	20,431	30,523	8,509
Cash and cash equivalents, beginning of period	130,573	30,991	53,193	42,913
Cash and cash equivalents, end of period	83,717	51,422	83,717	51,422

a)	Cash flows from operating activities

During the three months ended June 30, 2025, cash flow from operating activities increased by $17,873 mainly as a result of higher operating margins driven by 13% higher realized metal prices offset by higher tax and vendor payments of $3,114.

During the six months ended June 30, 2025, cash flow from operating activities increased by $61,752 mainly as a result of higher operating margins driven by 24% higher realized metal prices offset by higher tax and vendor payments of $14,188.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

b)	Cash used in investing activities

For the three months ended June 30, 2025, net cash used in investing activities increased by $13,837. This increase was mainly driven by higher working capital requirements in Q2 2025 ($5,522), higher sustaining capital exploration ($1,217) and mine projects ($2,918) expenditures, and higher expansionary capital expenditures ($3,460) linked to the Juanicipio conveyor project.

For the six months ended June 30, 2025, net cash used in investing activities increased by $8,182. This increase was mainly driven by higher sustaining capital exploration ($782) and mine projects ($2,477) expenditures, and higher expansionary capital expenditures ($4,993) linked to the Juanicipio conveyor project.

c)	Cash from (used in) financing activities

During the three months ended 30, 2025, net cash used in financing activities increased by $71,783 due to $135,000 of dividends and $4,774 of loan and interest repayments to shareholders (three months ended June 30, 2024: nil of dividends and $67,772 of loan and interest repayments).

During the six months ended 30, 2025, net cash used in financing activities increased by $32,016 due to $135,000 of dividends and $4,774 of loan and interest repayments to shareholders (three months ended June 30, 2024: nil of dividends and $107,455 of loan and interest repayments).

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures (criteria met: $40,655 expended to June 30, 2025) and $2,000 in advanced royalty payments ($1,050 paid to June 30, 2025), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied as of June 30, 2025.

The Company believes that the Deer Trail Project is a silver-rich Carbonate Replacement Deposit related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Exploration at Deer Trail took a significant step forward in 2024 with work on two MAG discoveries, the Carissa copper-silver skarn and the Nodular Gold Zone, further outlining the scale of the mineralized hydrothermal system on the Deer Trail Project. MAG is well positioned to make targeted and cost-effective exploration decisions in 2025 with the tools in place to more confidently vector to mineralization with a large inventory of drill-ready targets. Results and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

During Q1 2025, six reverse circulation (“RC”) holes totalling 1,783 metres (Q1 2024: 1,208 metres of diamond drilling) were completed at Deer Trail. The purpose of these six holes was to assess the feasibility of pre-collaring holes through the difficult silicified and fractured quartzite rocks that have hampered historical drilling and setting up for subsequent core drilling at six of the best targets. The RC pre-collaring program has been successful in both reducing costs and increasing speed dramatically through the top initial 300 metres of drilling. Rock chips were sampled for four of the six completed RC holes. Anomalous silver values were noted in hole DTRC25-001, six meters of 47 g/t silver which could indicate a shallow bleeder vein off the previously interpreted deeper Carissa discovery. No other significant precious or base metal results were observed in the remaining RC holes.

During Q2 2025, MAG initiated a comprehensive geophysical program across the 112 km² project area, comprising an ANT survey as well as airborne radiometric and magnetic surveys. These surveys are designed to enhance subsurface geological mapping and improve the identification of structural features associated with potential mineralization. Interpretation of the newly acquired data is currently underway and will be integral to refining drill targets for the next phase of exploration. In parallel, three higher-resolution ANT infill surveys are being conducted over the Deer Trail Corridor, Alunite Ridge, and Bullion Canyon, which are expected to further improve targeting precision. Final data interpretation and results are expected by mid-September 2025.

A 9km 2D seismic line has been completed in Gold Gulch within the southern patented ground; this data will be combined with the sub-parallel Cottonwood Canyon seismic line completed in November 2024 to validate, refine and rank drill targets.

Four new geochronological age dates were received during the quarter; these ages are dating the age of the rock to make comparison with Rio Tinto's world-class Kennecott Mine which is along strike of the Wasatch-Tushar Fault. Age dates at Deer Trail continue to support the hypothesis that Deer Trail mineralization is part of the Bingham family.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

During the six months ended June 30, 2025, and year ended December 31, 2024, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	June 30,	December 31,
	2025	2024
	$	$
Deer Trail Project
Option and other payments	-	200
Total acquisition costs	-	200
Drilling and geotechnical	3,531	8,905
Camp and site costs	163	401
Land taxes and government fees	22	239
Legal, community and other consultation costs	165	357
Travel	56	182
Total for the period	3,937	10,284
Balance, beginning of period	37,599	27,315
Total Deer Trail Project cost	41,536	37,599

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

6.	LARDER PROJECT

BACKGROUND AND HISTORY

Through the acquisition of Gatling Exploration Inc. (“Gatling”) in 2022, the Company acquired 100% of the Larder Project in Ontario (the “Larder Project”), for which the Company recognized $15,187 in exploration and evaluation assets.

On March 22, 2024, the Company, through its Gatling subsidiary, acquired 100% ownership of the Goldstake Property, contiguous to its Larder Project, from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000. The Goldstake Property has seen minimal exploration activity, however it displays hallmark features, common in large orogenic gold camps in the region including identified second and third order structures with shallow documented historical high-grade intercepts of 29.46 g/t gold over 10 metres and 28.65 g/t gold over 3 metres which are open at depth.

The Larder Project (inclusive of the Goldstake Property acquired in March 2024) hosts numerous gold zones along the Cadillac Larder Break (“CLB”), 35km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it. Surface drilling at Twist, Swansea, Long Conglomerate, Kir Vit, and North Green Carbonate Zone totalled 41,447 metres in 2024. Results and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

During Q2 2025, MAG commenced its field program and Phase 1 drilling program at the Italian Zone (formerly the Instant Pond Zone at the Goldstake Property) that utilized the data collected from the Q1 2025 geological synthesis. Drilling highlights include but are not limited to:

•	testing of newly identified regional structures and collection of new structural data from historic gold zones;
•	5,243 metres drilled in nine drillholes;
•	rock types encountered include syenite, pillowed-massive basalt, quartz feldspar porphyry, gabbro and albite dykes;
•	major structures have been validated which include regional NE-SW (Bear Lake Fault extension from main CLB) NW-SE (along western side of the syenite) and E-W extensional veins which carry the higher grades recorded thus far.
•	significant intersections include: 21.0 g/t gold over 0.5 metre (LP-25-001 at 105.9-106.4 metres), 12.4 g/t gold over 0.5 metre (LP-25-004 at 288.5-289 metres) and 16.4 g/t gold over 0.7 metre (LP-25-005 at 36.1-36.8 metres).

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

During the six months ended June 30, 2025, and year ended December 31, 2024, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	June 30,	December 31,
	2025	2024
	$	$
Larder Project
Acquisition of exploration property	-	3,802
Total acquisition costs	-	3,802
Drilling and geotechnical	2,263	10,896
Camp and site costs	189	1,773
Land taxes and government fees	4	40
Legal, community and other consultation costs	148	535
Travel	40	151
Total for the period	2,644	17,197
Balance, beginning of period	42,519	25,322
Total Larder Project cost	45,163	42,519

7.	OUTLOOK

Juanicipio Outlook

All material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting gravimetric, lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). A pyrite concentrate is also produced and sold at market terms by Fresnillo. During Q2 and on a trial basis to assess commercial benefit, Juanicipio began selling its pyrite concentrate to the nearby Saucito operation for processing at Saucito’s newly commissioned pyrite plant. The Operator Services Agreement became effective upon the declaration of commercial production on June 1, 2023, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus continues to be on cost and operational optimization.

As reported by Fresnillo, for 2025, silver production at Juanicipio is forecasted to range between 14.7 million and 16.7 million ounces yielding between 13.1 million and 14.9 million payable ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at a head grade range of 380 g/t to 430 g/t silver. Gold head grade is expected to range between 1.2 g/t to 1.4 g/t. Cost guidance reflects ongoing optimization efforts and sustaining capital investments with cash cost4 and all-in sustaining cost4 forecast to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively. Sustaining capital expenditures for 2025 are estimated between $70,000 and $80,000, with key investments including:

•	expansion of the tailings dam to provide approximately six years of deposition capacity; and
•	development of underground workshops, electrical and pumping infrastructure, and ventilation systems to support continued mine development and operations.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Expansionary capital expenditures for 2025 are estimated between $22 million and $28 million and are related to the installation of the underground conveyor system which is expected to be commissioned in late 2026 supporting expanded mining rates, delivering enhanced efficiencies and mining cost reductions.

Underground drilling at Juanicipio has a budget of 33,500 metres for 2025 and is planned to focus on infill drilling areas of the resource expected to be mined in the near to mid-term including Valdecañas, Anticipada, and Ramal 1, Ramal 2 and the Venadas veins. Also planned for 2025 are several exploration focused holes to test south of the conveyor ramp and between Valdecañas and the Juanicipio Veins.

A total of 17,000 metres of drilling from surface is planned for 2025. Targets slated to be tested include Cañada Honda, Juanicipio Deep, Mesa Grande and a newly mapped vein called Magdalena, about 3.5 kilometres west of the Valdecañas Vein swarm.

Both surface and underground drilling are expected to continue through the balance of 2025.

Juanicipio plans to do several property wide surveys including high resolution LiDAR, radiometric and magnetic surveys. These are data sets that will complement the already acquired property wide hyperspectral and ongoing mapping and sampling programs.

Deer Trail Outlook

In Q2 2025, MAG commenced an ANT survey, as well as completed airborne radiometric and magnetic surveys encompassing the entire project. Detailed ANT infill surveys are ongoing over the Deer Trail Corridor, Alunite Ridge and Bullion Canyon. These surveys will better identify geological contrasts and structures in the subsurface resulting in refined drill targeting and potentially highlighting new targets. MAG has also started surface mapping program that will continue until snowfall expected in November 2025. The exploration focus remains to systematically target high-grade polymetallic CRD/Skarn targets. MAG continues to explore all avenues to reduce discovery risk and cost to move the project forward given the scale of the exploration opportunity.

Larder Project Outlook

Based on the Q1 2025 geological synthesis and utilizing the data that was reviewed during this period, in Q2 2025 the Larder team started a drill program at the Italian Zone (formerly Instant Pond). The program will include testing new regional structures, collecting new structural data in historic gold zones, testing high charge-resistivity IP anomalies, and following up on early success. Approximately 25,000 metres of drilling is planned over a three-phase approach using two rigs. To date, the program has validated structural theories on regional structures, gold zones proximal to syenite-gabbro-basalt contacts, and historic gold zones within E-W trending vein sets. The program has also encountered new faults that will be followed up on additional drill phases.

MAG has commenced a field program to complete its coverage across the recently acquired Goldstake Property and develop more targets along the syenite intrusion north towards the Rose zone.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

8.	SUMMARY OF QUARTERLY INFORMATION

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (1)	42,091	33,864	22,956	25,552	25,123	19,244	21,069	13,692
Interest income (2)	1,459	1,568	1,520	1,336	928	827	726	663
Other income (3)	-	-	249	533	650	537	388	269
General and administrative expenses	4,838	4,964	3,738	3,529	3,622	3,901	2,995	4,094
Net income (4)	33,444	28,744	18,978	22,292	21,614	14,895	15,694	8,862
Net income per share	0.32	0.28	0.18	0.22	0.21	0.14	0.14	0.09
Diluted net income per share	0.32	0.27	0.18	0.22	0.21	0.14	0.14	0.09

Notes:

(1)	Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets as well as fluctuating feed grades as the operations approached steady state. In Q3 2023 the lower income from equity accounted investment in Juanicipio was mainly due to lower realized metal prices and lower metal volumes, whereas in Q1 and Q2 2025 the higher income from equity accounted investment in Juanicipio was mainly due to higher realized metal prices and higher metal volumes.

(2)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(3)	On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of Common Shares issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 Flow-Through Share premium liability. As eligible expenditures were incurred, the Company recorded associated amortization of the Flow-Through Share premium liability in other income. As at December 31, 2024, the Company had fully amortized its Flow-Through Share premium liability and therefore moving forward, no further corresponding income will be recognized.

(4)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed below when applicable in “Review of Financial Results”.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Three months ended June 30, 2025 vs. Three months ended June 30, 2024

	For the three months ended
	June 30,	June 30,
	2025	2024
	$	$

Income from equity accounted investment in Juanicipio	42,091	25,123
General and administrative expenses	(4,838)	(3,622)
General exploration and business development	(3,563)	(95)
Operating Income	33,690	21,406

Interest income	1,459	928
Other income	-	650
Financing costs	(145)	(134)
Foreign exchange gain	253	60
Income before income tax	35,257	22,910

Deferred income tax expense	(1,813)	(1,296)

Net income	33,444	21,614

Income from equity accounted investment in Juanicipio increased to $42,091 for the three months ended June 30, 2025 (June 30, 2024: $25,123), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $4,838 during the three months ended June 30, 2025 (June 30, 2024: $3,622) due to:

•	increase in compensation and consulting fees to $1,852 (June 30, 2024: $964), impacted by personnel and special committee fees associated with the Transaction with Pan American ($310), higher consultant fees associated with exploration and investor relations ($245), as well as timing and allocation of personnel fees ($180).
•	increase in share-based compensation expense to $1,439 (June 30, 2024: $1,053), as a result of share-based dividend equivalent units issued to holders of outstanding restricted, performance, and deferred share units in accordance with the Company’s share unit and deferred share unit plans.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

General exploration and business development increased to $3,563 during the three months ended June 30, 2025 (June 30, 2024: $95) due to costs incurred in connection to the Transaction with Pan American, as discussed above in ‘Description of Business’.

Interest income increased to $1,459 during the three months ended June 30, 2025 (June 30, 2024: $928) mainly due to higher cash balances compared to the comparative period.

Other income decreased to $nil during the three months ended June 30, 2025 (June 30, 2024: $650) due to the Company fully amortizing its Flow-Through Share premium liability as of December 31, 2024.

Deferred income tax expense increased to $1,813 during the three months ended June 30, 2025 (June 30, 2024: $1,296) and is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Six months ended June 30, 2025 vs. Six months ended June 30, 2024

	For the six months ended
	June 30,	June 30,
	2025	2024
	$	$

Income from equity accounted investment in Juanicipio	75,955	44,367
General and administrative expenses	(9,802)	(7,523)
General exploration and business development	(3,596)	(452)
Operating Income	62,557	36,392

Interest income	3,027	1,755
Other income	-	1,187
Financing costs	(274)	(342)
Foreign exchange gain (loss)	266	(103)
Income before income tax	65,576	38,889

Deferred income tax expense	(3,388)	(2,380)

Net income	62,188	36,509

Income from equity accounted investment in Juanicipio increased to $75,955 for the six months ended June 30, 2025 (June 30, 2024: $44,367), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $9,802 during the six months ended June 30, 2025 (June 30, 2024: $7,523) due to:

•	increase in compensation and consulting fees to $4,037 (June 30, 2024: $2,138), impacted by severance and personnel incentives ($530), personnel and special committee fees associated with the Transaction with Pan American ($310), higher consultant fees associated with exploration and investor relations ($350), as well as timing and allocation of personnel fees ($360).
•	increase in share-based compensation expense to $2,540 (June 30, 2024: $2,019), as a result of share-based dividend equivalent units issued to holders of outstanding restricted, performance, and deferred share units in accordance with the Company’s share unit and deferred share unit plans.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

General exploration and business development increased to $3,596 during the six months ended June 30, 2025 (June 30, 2024: $452) due to costs incurred in connection to the Transaction with Pan American, as discussed above in ‘Description of Business’.

Interest income increased to $3,027 during the six months ended June 30, 2025 (June 30, 2024: $1,755) mainly due to higher cash balances compared to the comparative period.

Other income decreased to $nil during the six months ended June 30, 2025 (June 30, 2024: $1,187) due to the Company fully amortizing its Flow-Through Share premium liability as of December 31, 2024.

Deferred income tax expense increased to $3,388 during the six months ended June 30, 2025 (June 30, 2024: $2,380) and is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
	$	$
Assets
Current assets
Cash	171,834	162,347
Other current assets	2,248	1,385
Total current assets	174,082	163,732
Non-current assets
Investment in Juanicipio	378,247	364,014
Exploration and evaluation assets	86,699	80,118
Deferred financing fees	406	569
Property and equipment	2,512	2,631
Investments	20	8
	467,884	447,340
Total assets	641,966	611,072
Liabilities
Current liabilities	3,933	3,619
Non-current liabilities	19,541	16,120
Total liabilities	23,474	19,739
Total equity	618,492	591,333
Total liabilities and equity	641,966	611,072

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Cash totalled $171,834 as at June 30, 2025 compared to $162,347 as at December 31, 2024, with the increase primarily attributable to a $59,400 dividend payment from Juanicipio and $2,100 of Juanicipio loan and interest repayments (see ‘Company’s investment in Juanicipio’ below), offset by $39,316 in dividend payments to shareholders (see ‘Cash Flows – Financing Activities’ section below), and $7,248 in exploration and evaluation expenditures (see ‘Cash Flows – Investing Activities’ section below).

Other current assets as at June 30, 2025 include accounts receivable of $849 (December 31, 2024: $816) and prepaid expenses of $1,399 (December 31, 2024: $569).

The equity accounted investment in Juanicipio increased from $364,014 at December 31, 2024, to $378,247 at June 30, 2025. This increase was mainly driven by MAG’s share of earnings from Juanicipio of $75,955, offset by a dividend payment of $59,400, and $2,053 in loan repayments - as depicted below in ‘Company’s investment in Juanicipio’.

Exploration and evaluation assets as at June 30, 2025 increased to $86,699 (December 31, 2024: $80,118) reflecting exploration expenditures incurred on the Deer Trail Project ($3,937) and the Larder Project ($2,644) during the six months ended June 30, 2025.

Current liabilities as at June 30, 2025 increased to $3,933 (December 31, 2024: $3,619) driven primarily by an increase in trade and other payables.

Non-current liabilities of $19,541 as at June 30, 2025 (December 31, 2024: $16,120) includes a deferred income tax liability of $16,924 (December 31, 2024: $13,536), which is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, a lease obligation of $2,133 (December 31, 2024: $2,100), and a $484 reclamation provision (December 31, 2024: $484).

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio as at June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
	$	$
Balance, beginning of period	364,014	394,622
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(223)	(526)
Loan repayments from Juanicipio	(2,053)	(92,361)
Dividends received from Juanicipio	(59,400)	(26,400)
Total for the period	(61,676)	(119,287)
Income from equity accounted Investment in Juanicipio	75,955	92,875
Interest earned, reclassified to accounts receivable	(46)	(4,197)
Balance, end of period	378,247	364,014

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and six months ended June 30, 2025 and June 30, 2024:

	For the three months ended		For the six months ended,
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Operating activities before movements in non-cash
working capital	(4,711)	(1,712)	(6,849)	(4,364)
Movements in non-cash working capital	773	(508)	225	(541)
Operating activities	(3,938)	(2,220)	(6,624)	(4,905)
Investing activities	58,261	23,190	54,224	31,843
Financing activities	(38,632)	1,546	(37,851)	1,502
Effect of exchange rate changes on cash	(258)	138	(262)	190
Increase in cash during the period	15,433	22,654	9,487	28,630
Cash, beginning of period	156,401	74,683	162,347	68,707
Cash, end of period	171,834	97,337	171,834	97,337

Operating Activities

During the three months ended June 30, 2025, MAG used $3,938 in cash for operations (three months ended June 30, 2024: $2,220) primarily for the payment of corporate office and business development expenses. The increase in cash used was largely driven by spend related to the Transaction with Pan American, as discussed above in ‘Description of Business’, as well as changes in working capital items, mainly in accounts receivable, prepaid expenses, and trade and other payables.

During the six months ended June 30, 2025, MAG used $6,624 in cash for operations (six months ended June 30, 2024: $4,905) primarily for the payment of corporate office and business development expenses. The increase in cash used was largely driven by spend related to the Transaction with Pan American, as discussed above in ‘Description of Business’, as well as changes in working capital items, mainly in accounts receivable, prepaid expenses, and trade and other payables.

Investing Activities

During the three months ended June 30, 2025, cash from investing activities amounted to $58,261 (three months June 30, 2024: $23,190). The increase in cash from investing activities was mainly driven by a $59,400 dividend payment and $2,100 of loan and interest repayments from Juanicipio (three months ended June 30, 2024: $29,819) offset by $3,239 in exploration and evaluation expenditures across the Deer Trail and Larder Projects (three months ended June 30, 2024: $6,629).

During the six months ended June 30, 2025, cash from investing activities amounted to $54,224 (six months June 30, 2024: $31,843). The increase in cash from investing activities was mainly driven by a $59,400 dividend payment and $2,100 of loan and interest repayments from Juanicipio (six months ended June 30, 2024: $47,278) offset by $7,248 in exploration and evaluation expenditures across the Deer Trail and Larder Projects (six months ended June 30, 2024: $11,683).

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

During the three months ended June 30, 2025, cash used in financing activities amounted to $38,632 (three months ended June 30, 2024: cash from $1,546). The increase in cash used in financing activities was mainly driven by the dividend payments to shareholders of the Company, amounting to $39,316 (three months ended June 30, 2024: $nil).

During the six months ended June 30, 2025, cash used in financing activities amounted to $37,851 (six months ended June 30, 2024: cash from $1,502). The increase in cash used in financing activities was mainly driven by the dividend payments to shareholders of the Company, amounting to $39,316 (six months ended June 30, 2024: $nil).

12.	NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Cash cost per ounce

The Company has included the non-IFRS performance measure cash cost per ounce on a by-product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, some investors use this information to evaluate the Company’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate cash cost per ounce differently.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure) as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$, except per ounce amounts)	2025	2024	2025	2024
Production cost as reported	36,450	39,866	70,112	76,653
Depreciation on inventory movements	585	474	1,281	1,148
Adjusted production cost	37,035	40,340	71,393	77,801
Treatment, refining, and other processing costs	6,852	8,405	15,592	18,269
By-product revenues (1)	(62,272)	(46,608)	(112,426)	(85,351)
Extraordinary mining and other duties	3,447	2,773	6,862	4,165
Total cash costs	(14,938)	4,911	(18,579)	14,884
Add back by-product revenues (1)	62,272	46,608	112,426	85,351
Total cash costs for equivalent silver	47,334	51,519	93,847	100,235
Silver ounces sold	3,828,639	4,271,991	7,811,243	8,266,606
Equivalent silver ounces sold (2)	5,647,981	5,816,940	11,126,835	11,420,837
Cash cost per silver ounce sold ($/ounce)	(3.90)	1.15	(2.38)	1.80
Cash cost per equivalent silver ounce sold ($/ounce)	8.38	8.86	8.43	8.78

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead, $1.21/lb zinc and $33.91/oz silver, $3,197.65/oz gold, $0.88/lb lead, $1.23/lb zinc, respectively (three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively).

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all-in sustaining cost per silver ounce”, which is a non-IFRS performance measure. The Company believes that the all-in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all-in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

All-in sustaining costs adjust “Total cash costs” for G&A expenses, exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining capitalized exploration expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature (see reconciliation below). Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the Q2 2025 Financial Statements.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$, except per ounce amounts)	2025	2024	2025	2024
Total cash costs	(14,938)	4,911	(18,579)	14,884
General and administrative expenses	3,252	4,283	6,255	8,472
Exploration	3,453	2,235	4,385	3,603
Sustaining capital expenditures	10,489	7,329	18,113	15,927
Sustaining lease payments	130	349	255	557
Interest on lease liabilities	(11)	(17)	(22)	(33)
Accretion on closure and reclamation costs	94	72	184	144
All-in sustaining costs	2,470	19,161	10,591	43,554
Add back by-product revenues (1)	62,272	46,608	112,426	85,351
All-in sustaining costs for equivalent silver	64,742	65,768	123,017	128,905
Silver ounces sold	3,828,639	4,271,991	7,811,243	8,266,606
Equivalent silver ounces sold (2)	5,647,981	5,816,940	11,126,835	11,420,837
All-in sustaining cost per silver ounce sold ($/ounce)	0.65	4.49	1.36	5.27
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.46	11.31	11.06	11.29
Average realized price per silver ounce sold ($/ounce)	34.23	30.17	33.91	27.06
All-in sustaining margin ($/ounce)	33.58	25.68	32.55	21.79
All-in sustaining margin ($/equivalent ounce)	22.76	18.86	22.85	15.77
All-in sustaining margin	128,575	109,715	254,275	180,133

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and six months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead, $1.21/lb zinc and $33.91/oz silver, $3,197.65/oz gold, $0.88/lb lead, $1.23/lb zinc, respectively (three and six months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead, $1.33/lb zinc and $27.06/oz silver, $2,231.87/oz gold, $0.96/lb lead, $1.22/lb zinc, respectively).

For the three and six months ended June 30, 2025, the Company incurred corporate G&A expenses of $4,655 and $9,441 respectively (three and six months ended June 30, 2024: $3,473 and $7,229 respectively), which exclude depreciation expense.

For the three and six months ended June 30, 2025, the Company’s attributable silver ounces sold were 1,684,601 and 3,486,947 respectively (three and six months ended June 30, 2024: 1,879,676 and 3,637,306 respectively) and attributable equivalent silver ounces sold were 2,485,111 and 4,895,807 respectively (three and six months ended June 30, 2024: 2,559,454 and 5,025,168 respectively), resulting in additional all-in sustaining cost for the Company of $2.76/oz and $2.75/oz respectively (three and six months ended June 30, 2024: $1.85/oz and $1.99/oz respectively) and $1.87/oz and $1.93/oz respectively (three and six months ended June 30, 2024: $1.36/oz and $1.44/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2025	2024	2025	2024
Cash used in investing activities - Juanicipio	17,618	3,780	26,454	18,272
Less:
Other investing activities	896	912	2,283	1,790
Development expenditures	(3,511)	(51)	(5,064)	(71)
Change in accounts payable and deposits related to capital expenditures not included in AISC	(1,060)	4,924	(1,176)	(462)
Total sustaining capital expenditures (including exploration)	13,942	9,564	22,498	19,530
Less capitalized exploration expenditures	(3,453)	(2,235)	(4,385)	(3,603)
Total sustaining capital expenditures	10,489	7,329	18,113	15,927

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS Accounting Standards measure) of the Company per the Q2 2025 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2025	2024	2025	2024
Net income after tax	33,444	21,614	62,188	36,509
Add back (deduct):
Taxes	1,813	1,296	3,388	2,380
Depreciation and depletion	183	149	361	294
Finance costs (income and expenses)	(1,567)	(1,504)	(3,019)	(2,497)
EBITDA	33,873	21,555	62,918	36,686
Add back (deduct):
Adjustment for non-cash share-based compensation	1,439	1,053	2,540	2,019
Share of net earnings related to Juanicipio	(42,091)	(25,123)	(75,955)	(44,367)
MAG attributable interest in Junicipio Adjusted EBITDA	63,221	52,868	122,689	88,670
Adjusted EBITDA	56,442	50,353	112,192	83,008

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024 to the results of Juanicipio as disclosed in Note 5 to the Q2 2025 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2025	2024	2025	2024
Juanicipio net income after tax	95,637	53,857	172,521	93,615
Add back (deduct):
Juanicipio taxes	21,782	41,299	60,122	55,548
Juanicipio depreciation and depletion	21,393	22,455	41,976	44,494
Juanicipio finance costs (income and expenses)	4,503	2,545	3,851	7,821
Juanicipio EBITDA	143,316	120,157	278,470	201,478
Add back (deduct):
Fixed asset write-down	368	(1)	368	46
Juanicipio adjusted EBITDA	143,684	120,156	278,838	201,524
MAG's attributable interest in Juanicipio adjusted EBITDA	63,221	52,868	122,689	88,670

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in the Q2 2025 Financial Statements. Free cash flow does not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS Accounting Standards, but should rather be evaluated in conjunction with such IFRS Accounting Standards measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in Note 5 of the Q2 2025 Financial Statements.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US$)	2025	2024	2025	2024
Cash flow from operating activities	110,639	92,766	197,038	135,286
Less:
Cash flow used in investing activities	(17,618)	(3,780)	(26,454)	(18,272)
Sustaining lease payments	(130)	(349)	(255)	(557)
Juanicipio free cash flow	92,891	88,637	170,329	116,457

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2025, MAG had working capital (current assets less current liabilities) of $170,149 (December 31, 2024: $160,113) including cash of $171,834 (December 31, 2024: $162,347) and no long-term debt. At June 30, 2025, Juanicipio had working capital of $107,696 (December 31, 2024: working capital $105,499) including cash of $83,717 (December 31, 2024: $53,193) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

Dividends

In March 2025, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of the $53,850 cash received from Juanicipio during the three months ending December 31, 2024) for a total dividend of $0.18 per share. A total dividend of $18,623 was paid on April 21, 2025.

On May 8, 2025 MAG declared its second dividend, with a fixed component of $0.02 per share and an additional cash flow linked component of $0.18 per share (approximately 30% of the $61,500 cash received from Juanicipio in April 2025), for a total dividend of $0.20 per share. A total dividend of $20,693 was paid on May 28, 2025.

On August 8, 2025 MAG declared its third dividend, with a fixed component of $0.02 per share and an additional cash flow linked component of $0.124 per share (approximately 30% of the $40,872 free cash flow generated by Juanicipio attributable to MAG during Q2 2025) for a total dividend of $0.144 per share payable on September 1, 2025 to shareholders on record as of August 18, 2025.

On an ongoing basis, the Company intends to declare and pay a fixed quarterly dividend of $0.02 per share after the announcement of the Company’s quarterly financial results. In addition, at average realised silver prices of above $20 per ounce, the Company intends to augment the fixed dividend with a cash flow linked dividend targeted at approximately 30% of cash flows from Juanicipio received by MAG and linked to net cash metrics as determined by the Board from time to time.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The declaration and payment of dividends are at the sole discretion of the Board and will depend on the Company's financial results, financial condition, capital requirements, strategic and business development considerations, the need to retain cash to fund future growth of the business of the Company, the number of outstanding common shares and other factors deemed relevant by the Board.

The Company will review the dividend policy on an ongoing basis and may amend the policy at any time considering the Company’s then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

Shelf Prospectus

On May 31, 2024, MAG filed a final short form base shelf prospectus with the securities commissions in all of the provinces and territories of Canada (“Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 with the SEC under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus.

Revolving Credit Facility

In October 2023, the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of Secured Overnight Financing Rate or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be repaid in full. All debts, liabilities and obligations under the facility are guaranteed by the Company’s material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at June 30, 2025, the Company is in compliance with all applicable covenants.

As of June 30, 2025, the Company has not drawn down any funds from its Credit Facility.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at June 30, 2025 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	433	321	112	-	-
Total Obligations and Commitments (2)	433	321	112	-	-

1)	According to the operator, Fresnillo, as at June 30, 2025, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $14,144 (December 31, 2024: $21,776) with respect to Juanicipio, both on a 100% basis.

2)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 6 of the Q2 2025 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the six months ended June 30, 2025.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of Common Shares without par value. As at August 8, 2025, the following Common Shares, stock options, restricted share units, performance share units (“PSUs”), and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	103,663,293	n/a	n/a
Stock options	1,082,060	C$14.64 – C$23.53	0.69 to 4.99 years
Performance Share Units (“PSUs”) (1)	429,589	1:1(1)	0.69 to 4.99 years
Restricted Share Units(“RSUs”)	217,388	1:1	0.81 to 4.99 years
Deferred Share Units (“DSUs”) (2)	516,380	1:1	n/a (2)
Fully Diluted	105,908,710

(1) Includes 119,579 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 7,722 PSUs to 231,436 PSUs.

(2) To be share settled, or cash settled at $20.54 per share unit pursuant to the Transaction with Pan American (see ‘Description of Business’ above), but no Common Shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. The Audit Committee receives reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Audit Committee reports to the Board on a quarterly basis, or more frequently as required, with respect to these risks and the steps implemented by management to manage them.

At Juanicipio, Fresnillo the mine operator, employs various methods to foster and elevate the cybersecurity culture, including workshops, communications, campaigns and exercises. This extends to working closely with information technology departments, contributing to the definition and establishment of best practices and security standards.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

Negative geopolitical events, including the ongoing Russian invasion of Ukraine and the ongoing conflicts in the Middle East, may cause increased economic volatility and adversely affect the Company.

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023, bringing the amendments into law on May 9, 2023.

In 2024, the Supreme Court ordered the suspension of 19 amparos (constitutional injunctions) filed against the 2023 mining reforms. This suspension applies to all mining and water concessions that include: the Mining Law, the National Water Law, the General Law of Ecological Balance and Environmental Protection, and the General Law for the Prevention and Comprehensive Management of Waste.

In October 2024, the Supreme Court resolved an appeal filed against the Fifth Transitory Article of the Mining Law reform, which mandated the rejection of pending mining concession applications. The Court ruled that this provision violated the principle of non-retroactivity, ordering that such applications be processed under the laws in effect at the time of filing. This decision sets an important precedent for the application of the current Mining Law, recognizing that applications filed before the entry into force of a new law must be resolved in accordance with the rules in effect at the time of filing.

Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and there is a possibility that the Supreme Court will declare the reforms invalid due to violations committed during the legislative process. Juanicipio remains committed to monitoring these judicial proceedings with the utmost attention.

40

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, Mexican, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 11 of the Q2 2025 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 10 of the Q2 2025 Financial Statements.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

41

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

20.	RELATED PARTY TRANSACTIONS

The Company does not maintain offices or personnel in Mexico but receives administrative and exploration services via a Field Services Agreement with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”) and a principal of both IMDEX and Cascabel, was remunerated through fees paid to IMDEX. Effective May 21, 2024, Dr. Megaw resigned as CXO and now serves as a technical consultant. As Dr. Megaw no longer provides key management personnel services per IAS 24, he is no longer considered a related party. Related party transactions with Cascabel and IMDEX are disclosed only up to the date of his retirement from executive duties.

During the three and six months ended June 30, 2024, the Company incurred $11 and $80 in expenses related to Dr. Megaw and $63 and $217 expenses with Cascabel and IMDEX, respectively.

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The following details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2025 (%)	2024(%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

During the three and six months ended June 30, 2025 and 2024, compensation of key management personnel (including directors) was as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and other short term employee benefits	942	671	1,635	1,362
Share-based payments (non-cash)	1,048	784	1,860	1,524
	1,990	1,455	3,495	2,886

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and the Chief Development Officer.

42

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgments

In preparing the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2025, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the Q2 2025 Financial Statements have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2024.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2024.

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Q2 2025 Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at June 30, 2025.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

43

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS Accounting Standards. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2025 were approved by the Board on August 8, 2025. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of June 30, 2025 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in internal controls over financial reporting during the three months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

44

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information and financial outlook, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements regarding the Transaction with Pan American, including but not limited to, its expected completion and timing of consummation;
•	statements that address the declaration, timing, amount, and payment of future dividends, including future cash flow linked dividends and future periodic dividends;
•	statements that address the tax treatment of the dividends for non-resident investors;
•	statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	statements regarding the expected use of the Credit Facility;
•	statements regarding the Final Shelf Prospectus;
•	statements regarding additional information from future drill programs;
•	statements regarding inferences drawn from geochronological age dating;
•	estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
•	forecasted ranges for cash costs and all-in sustaining costs at Juanicipio;
•	statements regarding production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	the effects on the Company as a result of shifts in the price and market of silver;
•	mining methodology expectations;
•	distinctly different mineralization styles expectations;
•	expected timing and results of surveying methodology, including the timing and completion of the final data interpretation and results of the ANT infill surveys and the 2D seismic line in Gold Gulch;
•	expected upside from additional exploration;
•	expected results from Juanicipio drilling;
•	expected results from Deer Trail Project and Carissa zones drilling;
•	expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, Twist and Italian zones and other regional targets;
•	expected capital requirements and sources of funding;
•	the effects of First Nations and other forms of community resistance on mining operations;
•	the Company’s ability to repatriate capital from the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
•	the Company’s participation in equity investments;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the Company’s ability to meet business objectives and milestones;
•	statements regarding the 2024 sustainability report; and
•	other future events or developments.

45

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Future-oriented financial information and financial outlook are presented in this MD&A for the purpose of assisting investors and others in understanding certain key elements of the Company’s financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company’s anticipated operating environment. Readers are cautioned that such future-oriented financial information or financial outlook may not be appropriate for other purposes.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the operation of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

46

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025 and 202

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

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